UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

VIRGINIA NATIONAL BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, par value $2.50 per share

 (Title of Class of Securities)

928031103

 (CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Union First Market Bankshares Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS HC

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Explanatory Note

On January 9, 2013, Union First Market Bank, a Virginia bank (the “Bank”), acquired 190,152.5 shares (the “VNB Shares”) of common stock, par value $2.50 per share, of Virginia National Bank, a federally chartered national bank (“VNB”), pursuant to a forbearance agreement, dated January 9, 2013, under which a borrower and a guarantor agreed to transfer ownership of the VNB Shares to the Bank in partial settlement of certain loan debt owed to the Bank and in exchange for certain other agreements of the Bank. The Bank is a wholly-owned subsidiary of Union First Market Bankshares Corporation, a Virginia corporation.

On December 16, 2013, Virginia National Bankshares Corporation, a Virginia corporation (“VNBC”), became the holding company for VNB pursuant to a Reorganization Agreement and Plan of Share Exchange, dated as of March 6, 2013, between VNBC and VNB (the “Reorganization Agreement”). Pursuant to the Reorganization Agreement, the outstanding shares of common stock of VNB were exchanged on a one-for-one basis for common stock, par value $2.50 per share, of VNBC (the “Reorganization”). Accordingly, VNB became a wholly-owned subsidiary of VNBC and the shareholders of VNB became shareholders of VNBC.

Prior to the Reorganization, VNB was subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with Section 12(i) thereof, was required to file reports, proxy statements, and other information with the Office of the Comptroller of the Currency (the “OCC”). Also prior to the Reorganization, the Reporting Persons filed with the OCC a Schedule 13D, dated January 18, 2013, with respect to their beneficial ownership of 7.07% of VNB’s common stock as of that date. As a result of the Reorganization, VNBC became the successor issuer to VNB pursuant to Rule 12g-3 of the Exchange Act, subject to the informational reporting requirements of the Exchange Act, and, in accordance with Section 12(g) thereof, required to file reports, proxy statements, and other information with the Securities and Exchange Commission.

Based on 2,690,320 shares of VNBC common stock outstanding on December 16, 2013, on December 31, 2013, the Bank beneficially owned 7.07% of VNBC’s common stock and shared voting and dispositive power over such shares with its parent company, Union First Market Bankshares Corporation.

On March 6, 2014, the Bank sold all of the VNB Shares pursuant to a stock purchase agreement, dated March 6, 2014. The beneficial ownership information provided in the cover page and Item 4 of this Schedule 13G is given as of March 6, 2014.

Item 1(a). Name of Issuer:

Virginia National Bankshares Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of Virginia National Bankshares Corporation is 404 People Place, Charlottesville, Virginia 22911.

Item 2(a). Name of Person Filing

Union First Market Bankshares Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

1051 East Cary Street
Suite 1200
Richmond, Virginia 23219

Item 2(c). Citizenship:

Virginia

Item 2(d). Title of Class of Securities:

Common Stock, par value $2.50 per share

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Item 2(e). CUSIP Number:

928031103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Union First Market Bankshares Corporation

Dated: March 12, 2014	/s/ G. William Beale
G. William Beale President and Chief Executive Officer

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Exhibit Index

Exhibit A	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit A

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

Union First Market Bank, a Virginia bank

Ex. A-1